UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. __2_)*

Arena Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

040047102

(Cusip Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     NAMES OF REPORTING PERSONS

       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Tripos, Inc.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       (a)[  ]       (b)[  ]

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

        Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.     SOLE VOTING POWER

           1,915,840

6.     SHARED VOTING POWER

7.     SOLE DISPOSITIVE POWER

           1,915,840

8.     SHARED DISPOSITIVE POWER

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,915,840

10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.9%

12.    TYPE OF REPORTING PERSON*

           CO

Item 1(a)     Name of Issuer:

              Arena Pharmaceuticals, Inc.

      (b) Address of Issuer's Principal Executive Offices

              6166 Nancy Ridge Drive

              San Diego, CA 92121

Item 2(a)     Name of Person Filing:

               Tripos, Inc.

       (b) Address of Principal Business Office or, if none, Residence:

               1699 South Hanley Road

               St. Louis, MO 63144

       (c) Citizenship:

               Missouri

       (d) Title of Class of Securities:

               Common Stock

       (e) CUSIP Number:

               040047102

Item 3: If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

       (a) [  ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

       (b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

       (c) [  ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

       (d) [  ] Investment company registered under section 8 of the Investment Company Act of                1940 (15 U.S.C. 80a-8).

       (e) [  ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

       (f) [  ] An employee benefit plan or endowment fund in accordance with 240.13d-              1(b)(1)(ii)(F);

       (g) [  ] A parent holding company or control person in accordance with 240.13d-              1(b)(1)(ii)(G);

       (h) [  ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act  (12 U.S.C. 1813);

       (i) [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

       (j) [  ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 240.13d-1(c), check this box. [  ]

Item 4: Ownership:

     As of December 31, 2001:

       (a)  Amount Beneficially Owned:

            1,915,840

       (b)  Percent of class:

            6.9%

       (c)  Number of shares to which such person has:

           (i)  Sole power to vote or to direct the vote:

                1,915,840

           (ii)  Shared power to vote or to direct the vote:

                None

           (iii)  Sole power to dispose or to direct the disposition of:

                 1,915,840

           (iv)  Shared power to dispose or to direct the disposition of:

                None

Item 5: Ownership of Five Percent of Less of Class:

        Not applicable

Item 6: Ownership of More than Five Percent on Behalf of Another Person:

     All of the shares of Common Stock set forth in Item 4 are owned by Tripos, Inc., which is the sole owner of those shares.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

     Not applicable.

Item 8: Identification and Classification of Members of the Group:

     Not applicable

Item 9: Notice of Dissolution of Group:

     Not applicable

Item 10: Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Tripos, Inc.

     By:  /s/ John D. Yingling

     John D. Yingling

     Vice President

     Chief Accounting Officer

     Date: February 7, 2002